LIQUID MEDIA GROUP LTD.

(the “Company”)

Annual General and Special Meeting of Shareholders
Held on Tuesday, May 24, 2022 (the “Meeting”)

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Meeting.  Reference is made to the Management Information Circular of the Company dated April 7, 2022 (the “Circular”) for details on these matters.

7,979,206 common shares (41.56%) of the 19,199,146 issued and outstanding common shares as at the record date of the Meeting of April 1, 2022 were represented at the Meeting in person or by proxy. The report on voting results is as follows:

1.Setting the Number of Directors

The resolution to set the number of directors of the Company at five was approved.

2.Election of Directors

As more particularly described in the Circular, there were two nominees to act as Class III directors of the Company’s board of directors:  Joshua Jackson and Stephen Jackson.

According to votes cast by shareholders present in person or by proxy, the shareholders elected Joshua Jackson and Stephen Jackson as Class III directors of the Company for the ensuing year. The voting results in respect of the election of the Company’s Class III directors were as follows:

Nominee	Votes For	% of Votes For	Votes Against	% of Votes Against	Votes Withheld	% of Votes Withheld
Joshua Jackson	4,778,537	97.689%	0	0.000%	113,053	2.311%
Stephen Jackson	4,749,947	97.104%	0	0.000%	141,643	2.896%

3.Appointment of Auditor

The appointment of Davidson & Company LLP as the auditor of the Company, to hold office until the next annual meeting of shareholders of the Company, and the authorization of the directors of the Company to fix the auditor’s remuneration, was approved.

4.Approval of Omnibus Equity Incentive Plan

The adoption of the Company’s Omnibus Equity Incentive Plan, the full text of which was set forth in Appendix A to the Circular, was approved.

5.Approval of Share Consolidation

The consolidation of all of the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for up to four pre-consolidation common shares, was approved.

LIQUID MEDIA GROUP LTD.

Per:(s) “Ron Thomson”
Ronald Thomson

CEO